EXHIBIT 99.1

Bank Financial Group

3rd Quarter 2007 • Report to Shareholders • Three and nine months ended July 31, 2007

TD Bank Financial Group Reports Very Strong Third Quarter 2007 Earnings, Raises Dividend

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported[1] diluted earnings per share were $1.51, compared with $1.09.
•	Adjusted[2] diluted earnings per share were $1.60, compared with $1.21.
•	Reported net income was $1,103 million, compared with $796 million.
•	Adjusted net income was $1,164 million, compared with $886 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2007, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.98, compared with $5.30. The same period last year included a dilution gain of $2.31 per share from sale of TD Waterhouse U.S.A. to Ameritrade.
•	Adjusted diluted earnings per share were $4.34, compared with $3.46.
•	Reported net income was $2,903 million, compared with $3,841 million. The same period last year included a $1,665 million after-tax dilution gain from sale of TD Waterhouse U.S.A. to Ameritrade.
•	Adjusted net income was $3,168 million, compared with $2,501 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported diluted earnings include the following items of note:
•	Amortization of intangibles of $91 million after tax (13 cents per share), compared with $61 million after tax (8 cents per share) in the third quarter last year.
•
A gain of $30 million after tax (4 cent per share) due to the change in fair value of credit default swaps hedging the corporate loan book, compared with a loss of $5 million after tax (1 cent per share) in the third quarter last year.

All dollar amounts are expressed in Canadian currency unless otherwise noted.
[1]	Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
[2]	Adjusted earnings and reported results referenced in this Press Release and Report to Shareholders are explained on page 5 under the “How the Bank Reports” section.

TORONTO, August 23, 2007 - TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2007. A very strong overall financial performance in the quarter was driven by broad-based contributions from across the Bank’s businesses. TDBFG also announced an increase to the quarterly dividend of 4 cents to 57 cents, an increase of 8% per fully paid common share for the quarter ending October 31, 2007.
“TD’s third quarter demonstrated another excellent earnings performance,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Our strategy to constantly invest in and leverage our powerful Canadian businesses while enhancing the organic growth potential of our U.S. platform continues to deliver for our shareholders,” continued Clark. “The rationale behind our focus on high-growth retail operations and a wholesale bank that's positioned for good return at lower risk, is underlined by recent challenges in market conditions,” Clark added.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 2

THIRD QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking delivered record revenue, efficiency and net income in the quarter. Earnings were up 14% compared with the same quarter last year. TD Canada Trust saw continued strength in real-estate secured lending, core banking, small business banking and life insurance.
“Our Canadian Personal and Commercial Bank continues to demonstrate the power and momentum of our retail franchise and again posted double digit earnings growth,” said Clark. “Our philosophy of continuous reinvestment in the business is clearly paying off,” Clark continued. “This quarter we announced that we’re raising the bar even higher on customer service and convenience with further expansion of branch hours, widening our leadership in offering the most branch hours of any bank in Canada,” Clark added.

Wealth Management
Wealth Management, including the Bank’s equity share of TD Ameritrade, delivered a very strong quarter with a 22% increase in earnings compared with the third quarter of last year. In Canada, the quarter saw continued earnings momentum from TD Mutual Funds and the advice-based businesses, driven by increased volumes and sales, as well as strong results in discount brokerage. The third quarter also saw growth in client assets and continued progress on adding to Wealth Management’s Canadian network of high-quality, client-facing advisors.
TD Ameritrade contributed $59 million in net income to the Bank’s Wealth Management segment. TD Ameritrade’s operating highlights from the quarter included record client assets under management and strong levels of both new account openings and client trades per day.
 “Our Wealth Management business kept up its track record of impressive earnings momentum this quarter,” said Clark. “We’re very pleased with how our investments to build out our diversified wealth offering, including our relatively young advice-based business, are playing out,” continued Clark. “While overall market volatility has the potential to have a negative impact on our results in the short-term, the business is showing continuing consistency and future growth potential,” Clark added.

U.S. Personal and Commercial Banking
TDBFG’s U.S. Personal and Commercial Banking segment produced a solid quarter with a 60% increase in earnings over the same period last year, reflecting the successful privatization of TD Banknorth in April 2007. TD Banknorth saw growth in deposits while maintaining solid asset quality and expense control. TDBFG's fourth quarter of 2007 will be the first full quarter to reflect the Bank’s 100% ownership of TD Banknorth.
“As we’ve said before, TD Banknorth has a clear strategy that’s focused on delivering both short-run and long-term earnings goals,” said Clark. “The TD Banknorth team continued to make good progress this quarter by staying focused on key initiatives including sales and service improvements and new product development,” Clark continued. “Transforming TD Banknorth into a consistent earnings growth engine is a key part of TD’s North American banking strategy,” added Clark.

Wholesale Banking
Wholesale Banking delivered outstanding financial results in the third quarter with earnings up 41% year over year to $253 million. A robust performance in trading and in the domestic franchise businesses, predominantly in investment banking, was complemented by a strong contribution from the equity investment portfolio.
“Wholesale Banking produced an exceptional third quarter that well exceeded our expectations,” said Clark. “TD Securities continues to make progress in building a great franchise and solidifying our position as a top three dealer in Canada," Clark continued. “While the business is well positioned to deliver consistent, high-quality earnings, current market volatility has the potential to impact our results in the short term,” Clark added.

Conclusion
“Each of our businesses contributed to our very strong performance this quarter, a story that’s been consistent for us so far this year,” said Clark. “The dividend increase of 4 cents announced today means that full-year dividends for 2007 will increase by 19% over last year. This decision by our Board of Directors is a powerful testament to our excellent results, and it shows confidence in our ability to deliver sustainable earnings growth for TD shareholders,” Clark concluded.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2007 and beyond and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2007 for each of the business segments are set out in the 2006 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2007”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section in regulatory filings made in Canada and with the SEC, including the Bank’s 2006 Annual Report; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of the Bank’s 2006 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three and nine months ended July 31, 2007, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2006 Annual Report. This MD&A is dated August 22, 2007. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.org (EDGAR filers section).

FINANCIAL HIGHLIGHTS[1] (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars, except as noted)	2007	2007	2006	2007	2006
Results of operations
Total revenues	$3,651	$3,516	$3,288	$10,645	$9,810
Dilution gain, net	-	-	-	-	1,559
Provision for credit losses	171	172	109	506	239
Non-interest expenses	2,185	2,269	2,147	6,648	6,540
Net income - reported[2]	1,103	879	796	2,903	3,841
Net income - adjusted[2]	1,164	995	886	3,168	2,501
Economic profit[3]	578	421	347	1,447	981
Return on common equity	21.0%	17.1%	16.8%	18.9%	29.0%
Return on invested capital[3]	18.7%	16.4%	15.7%	17.4%	15.7%
Financial position
Total assets	$403,890	$396,734	$385,845	$403,890	$385,845
Total risk-weighted assets	150,783	149,391	139,141	150,783	139,141
Total shareholders’ equity	21,003	21,775	19,427	21,003	19,427
Financial ratios - reported
Efficiency ratio	59.8%	64.5%	65.3%	62.5%	57.5%
Tier 1 capital to risk-weighted assets	10.2%	9.8%	12.1%	10.2%	12.1%
Tangible common equity as a % of risk-weighted assets	7.1%	7.0%	9.1%	7.1%	9.1%
Provision for credit losses as a % of net average loans	0.39	0.41	0.26	0.39	0.20
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.53	$1.21	$1.10	$4.02	$5.34
Diluted earnings	1.51	1.20	1.09	3.98	5.30
Dividends	0.53	0.53	0.44	1.54	1.30
Book value	28.65	29.66	26.36	28.65	26.36
Closing share price	68.26	67.80	57.75	68.26	57.75
Shares outstanding (millions)
Average basic	719.5	719.1	719.1	719.0	715.8
Average diluted	726.9	725.9	724.7	725.9	722.1
End of period	718.3	719.9	720.8	718.3	720.8
Market capitalization (billions of Canadian dollars)	$49.0	$48.8	$41.6	$49.0	$41.6
Dividend yield	2.9%	2.8%	2.9%	2.9%	2.8%
Dividend payout ratio	34.6%	43.8%	40.0%	38.4%	24.3%
Price to earnings multiple	13.6	14.8	9.4	13.6	9.4
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.61	$1.37	$1.22	$4.39	$3.49
Diluted earnings	1.60	1.36	1.21	4.34	3.46
Dividend payout ratio	32.8%	38.7%	35.9%	35.1%	37.5%
Price to earnings multiple	12.3	13.2	12.8	12.3	12.8

1 Certain comparative amounts have been restated to conform to the presentation adopted in the current period.
2 Reported and adjusted results are explained on page 5 under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
3 Economic profit and return on invested capital are non-GAAP financial measures and are explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank’s financial results, as presented on pages 22 to 37 of this Report to Shareholders, have been prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note are listed in the table on the following page. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results and related terms used in this report are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers.

The tables below provide a reconciliation between the Bank’s reported and adjusted results.

Operating Results - Reported[1] (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net interest income	$1,783	$1,662	$1,623	$5,116	$4,657
Other income	1,868	1,854	1,665	5,529	5,153
Total revenues	3,651	3,516	3,288	10,645	9,810
Provision for credit losses	(171)	(172)	(109)	(506)	(239)
Non-interest expenses	(2,185)	(2,269)	(2,147)	(6,648)	(6,540)
Dilution gain, net	-	-	-	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,295	1,075	1,032	3,491	4,590
Provision for income taxes	(248)	(234)	(235)	(700)	(699)
Non-controlling interests in subsidiaries, net of income taxes	(13)	(27)	(52)	(87)	(136)
Equity in net income of an associated company, net of income taxes	69	65	51	199	86
Net income - reported	1,103	879	796	2,903	3,841
Preferred dividends	(2)	(7)	(6)	(15)	(17)
Net income available to common shareholders - reported	$1,101	$872	$790	$2,888	$3,824

1 Certain comparative amounts have been reclassified and restated to conform to the presentation adopted in the current period

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of Non-GAAP Financial Measures[1] (unaudited)
Adjusted Net Income to Reported Results
Operating results - adjusted	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net interest income	$1,783	$1,662	$1,623	$5,116	$4,657
Other income[2]	1,822	1,843	1,673	5,480	5,182
Total revenues	3,605	3,505	3,296	10,596	9,839
Provision for credit losses[3]	(171)	(172)	(109)	(506)	(299)
Non-interest expenses[4]	(2,054)	(2,071)	(2,021)	(6,201)	(6,111)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,380	1,262	1,166	3,889	3,429
Provision for income taxes[5]	(282)	(298)	(283)	(844)	(871)
Non-controlling interests in subsidiaries, net of income taxes[6]	(14)	(46)	(57)	(111)	(159)
Equity in net income of an associated company, net of income taxes[7]	80	77	60	234	102
Net income - adjusted	1,164	995	886	3,168	2,501
Preferred dividends	(2)	(7)	(6)	(15)	(17)
Net income available to common shareholders - adjusted	$1,162	$988	$880	$3,153	$2,484
Items of note affecting net income, net of income taxes:
Amortization of intangibles	(91)	(80)	$(61)	(254)	$(229)
TD Banknorth restructuring, privatization and merger-related charges[8]	-	(43)	-	(43)	-
Dilution gain on Ameritrade transaction, net of costs	-	-	-	-	1,665
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	-	(72)
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	(19)
Wholesale Banking restructuring charge	-	-	-	-	(35)
Change in fair value of credit default swaps hedging the corporate loan book[9]	30	7	(5)	32	15
General allowance release	-	-	-	-	39
Other tax items	-	-	(24)	-	(24)
Total items of note	(61)	(116)	(90)	(265)	1,340
Net income available to common shareholders - reported	$1,101	$872	$790	$2,888	$3,824

1 Certain comparative amounts have been reclassified and restated to conform to the presentation adopted in the current period.
2 Adjusted other income excludes the following items of note: third quarter 2007 - $46 million gain/loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; second quarter 2007 - $11 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2007 - $8 million loss due to change in fair value of CDS hedging the corporate loan book; second quarter 2006 - $16 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2006 - $15 million gain due to the change in fair value of CDS hedging the corporate loan book; and $52 million balance sheet restructuring charge at TD Banknorth.
3 Adjusted provision for credit losses excludes the following item of note: second quarter 2006 - $60 million general allowance release.
4 Adjusted non-interest expenses excludes the following items of note: third quarter 2007 - $131 million amortization of intangibles; second quarter 2007 - $112 million amortization of intangibles; $86 million due to TD Banknorth restructuring, privatization and merger-related charges; first quarter 2007 - $118 million amortization of intangibles; second quarter 2006 - $125 million amortization of intangibles; first quarter 2006 - $128 million amortization of intangibles and $50 million restructuring charge in connection with the decision to reposition the Bank’s global structured products businesses.
5 For reconciliation between reported and adjusted provision for income taxes, please refer to the reconciliation table on page 12.
6 Adjusted non-controlling interests excludes the following items of note: third quarter 2007 - $16 million amortization of intangibles; second quarter 2007 - $4 million amortization of intangibles; $15 million due to TD Banknorth restructuring, privatization and merger-related charges; first quarter 2007 - $4 million amortization of intangibles; second quarter 2006 - $3 million amortization of intangibles; first quarter 2006 - $15 million balance sheet restructuring charge at TD Banknorth.
7 Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2007 - $11 million amortization of intangibles; second quarter 2007 - $12 million amortization of intangibles; first quarter 2007 - $12 million amortization of intangibles; second quarter 2006 - $7 million amortization of intangibles.
8 The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Interim Consolidated Statement of Income, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.
9 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and they are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings excludes the gains and losses on the CDS in excess of the accrued cost. Previously, this item was described as "Hedging impact due to AcG-13". As part of the adoption of the new financial instruments standards, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, Hedges.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1] (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(Canadian dollars)	2007	2007	2006	2007	2006
Diluted - reported	$1.51	$1.20	$1.09	$3.98	$5.30
Items of note affecting income (as above)	0.09	0.16	0.12	0.36	(1.86)
Items of note affecting EPS only[2]	-	-	-	-	0.02
Diluted - adjusted	$1.60	$1.36	$1.21	$4.34	$3.46
Basic - reported	$1.53	$1.21	$1.10	$4.02	$5.34

1 EPS is computed by dividing income by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year-to-date EPS.
2 Second quarter 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. As a result of the one month lag, the impact on earnings per share was approximately 2 cents per share.

Amortization of Intangibles, Net of Income Taxes (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
TD Canada Trust	$41	$45	$31	$135	$155
TD Banknorth: Reported amortization of intangibles	32	20	21	72	52
Less: non-controlling interest	1	4	4	9	8
Net amortization of intangibles	31	16	17	63	44
TD Ameritrade (included in equity in net income of an associated company)	11	12	9	35	16
Other	8	7	4	21	14
Amortization of intangibles, net of income taxes[1]	$91	$80	$61	$254	$229

1 Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted results and related terms are discussed in the”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Average common equity	$20,771	$20,940	$18,692	$20,478	$17,650
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,857	3,784	3,578	3,785	3,506
Average invested capital	$24,628	$24,724	$22,270	$24,263	$21,156
Rate charged for invested capital	9.4%	9.4%	9.5%	9.4%	9.5%
Charge for invested capital	$(584)	$(567)	$(533)	$(1,706)	$(1,503)
Net income available to common shareholders - reported	1,101	872	790	2,888	3,824
Items of note impacting income, net of income taxes	61	116	90	265	(1,340)
Net income available to common shareholders - adjusted	$1,162	$988	$880	$3,153	$2,484
Economic profit	$578	$421	$347	$1,447	$981
Return on invested capital	18.7%	16.4%	15.7%	17.4%	15.7%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 8

Significant Events in 2007

TD Banknorth
Going-private transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion).The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet at the completion of the transaction of approximately $1.5 billion. The allocation of the purchase price is subject to finalization.
In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis. However, $43 million before-tax restructuring, privatization and merger-related costs incurred in April 2007 were included in the Bank’s results for the quarter ended April 30, 2007 because in aggregate they represent material TD Banknorth events for the quarter ended April 30, 2007.
As disclosed in the definitive proxy statement of TD Banknorth dated March 16, 2007 with respect to the transaction, the Bank and TD Banknorth had entered into a memorandum of understanding providing for the proposed settlement of the six lawsuits comprising the action In re TD Banknorth Shareholders Litigation, C.A. No. 2557-NC (Del. Ch., New Castle County). Among other things, the proposed settlement provided for the establishment by the Bank of a settlement fund in an aggregate amount of approximately $2.95 million. The proposed settlement was subject to a number of conditions, including final approval by the Delaware Court of Chancery. On July 19, 2007, the Delaware Court of Chancery disapproved the proposed settlement. Accordingly, the settlement will not be completed and former stockholders of TD Banknorth will not receive the proposed settlement amount of approximately US$0.03 per share. Completion of the transaction, which occurred on April 20, 2007, is not affected by the decision of the court. The Bank continues to believe that these lawsuits are without merit and will defend them vigorously.

Acquisition of Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank’s Interim Consolidated Balance Sheet at the date of acquisition. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's results for its quarter ended June 30, 2007 have been included in the Bank’s results for the quarter ended July 31, 2007.

TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares. As a result of TD Ameritrade’s share repurchase activity, the Bank’s direct ownership position in TD Ameritrade increased above the ownership cap of 39.9% under the Stockholders Agreement. In accordance with the Bank’s previously announced intention, the Bank sold three million shares of TD Ameritrade during the current quarter to bring its direct ownership position as at July 31, 2007 to 39.9%, from 40.3% as at April 30, 2007. The Bank recognized a gain of $6 million on this sale.
Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in the Interim Consolidated Financial Statements for the quarter ended July 31, 2007, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the period ended June 30, 2007.

For more details, see Note 14 to the Interim Consolidated Financial Statements for the quarter ended July 31, 2007.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the third quarter of 2007 against the financial shareholder indicators included in the 2006 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the first nine months of 2007 were $4.34, up 25% from the same period last year. The Bank’s goal is to grow adjusted earnings per share by 7% to 10% over the longer term.

•	Adjusted return on risk-weighted assets for the first nine months of 2007 was 3.07%, up from 2.46% in the first nine months of 2006.
•	Total shareholder return for the twelve months ended July 31, 2007 was 21.7%, above the peer average of 16.2%.

Net Income
Year-over-year comparison
Reported net income for the third quarter was $1,103 million, up $307 million, or 39%, compared with the third quarter last year. Adjusted net income increased $278 million, or 31%, to $1,164 million. The increase in adjusted net income was driven by higher U.S. Personal and Commercial Banking net income attributable to increased TD Banknorth ownership related to the privatization, an increase in Canadian Personal and Commercial Banking earnings supported by strong business volume growth, higher Wholesale Banking results on strong capital markets revenue growth and an increase in Corporate segment contribution, primarily due to lower corporate support costs and favourable tax items.

Prior quarter comparison
Reported net income increased $224 million, or 25%, from the prior quarter while adjusted net income rose $169 million or 17%. The increase in adjusted earnings was driven by double digit earnings growth in Canadian Personal and Commercial Banking and Wholesale Banking. U.S. Personal and Commercial Banking net income increased, primarily due to increased TD Banknorth ownership related to the privatization. Corporate net income also increased $41 million from the prior quarter. The additional increase in reported net income was due to restructuring, privatization and merger-related charges for TD Banknorth and for the transfer of functions from TD Bank USA to TD Banknorth taken in the prior quarter,  as well as higher gains related to the change in fair value of credit default swaps (CDS) hedging the corporate loan book.

Year-to-date comparison
On a year-to-date basis, reported net income of $2,903 million, decreased $938 million, or 24%, compared with the same period last year. The decrease in reported net income was mainly due to the $1,665 million dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade in 2006, partially offset by higher operating earnings. Adjusted net income of $3,168 million rose by $667 million, or 27%, compared with the same period last year. The increase was attributable to strong year-over-year earnings growth in the Canadian Personal and Commercial Banking, Wealth Management, Wholesale Banking segments and a higher contribution from the Corporate segment.

Net Interest Income
Year-over-year comparison
Net interest income for the quarter was $1,783 million, an increase of $160 million, or 10%, compared with the same quarter last year. Canadian Personal and Commercial Banking contributed $128 million of the increase, supported by strong volume growth across most business products. Wholesale Banking and Wealth Management also posted increases in net interest income over the prior year quarter.

Prior quarter comparison
Net interest income increased $121 million, or 7%, compared with the previous quarter. The increase was primarily attributable to Canadian Personal and Commercial Banking which benefited from more interest earning days in the quarter as well as volume growth. Wholesale Banking and Corporate contributed most of the remaining increase.

Year-to-date comparison
On a year-to-date basis, net interest income of $5,116 million increased $459 million, or 10%, compared with the same period last year. Canadian Personal and Commercial Banking was the primary driver as net interest income increased $409 million. The increase was due to strong volume growth across most business products and an increase in margin on average earning assets. U.S. Personal and Commercial Banking also contributed to the increase, mainly due to the Hudson and Interchange acquisitions. These increases were partially offset by lower net interest income in Wealth Management related to the sale of TD Waterhouse U.S.A. to Ameritrade.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 10

Other Income
Year-over-year comparison
Reported other income was $1,868 million, up $203 million, or 12%, compared with the third quarter of last year. On an adjusted basis, other income increased $149 million or 9%. The main difference between reported and adjusted other income  is related to an increase in the fair value of CDS hedging the corporate loan book which rose as credit spreads widened. The increase on an adjusted basis is mainly attributable to higher other income from Canadian Personal and Commercial Banking and Wealth Management. Canadian Personal and Commercial Banking other income rose due to higher volumes and an increase in insurance revenue. Wealth Management other income increased due to an increase in assets under administration and assets under management. Wholesale Banking other income was also up on higher trading revenue and advisory fees.

Prior quarter comparison
Reported other income increased $14 million, or 1%, compared with the prior quarter. Adjusted other income decreased $21 million, or 1%, from the prior quarter. An increase in the fair value of CDS hedging the corporate loan book represents the main variance between reported and adjusted other income. Canadian Personal and Commercial Banking other income increased due to volume growth and more days in the quarter. This was offset by declines in Wholesale Banking due to lower total trading revenue and in Wealth Management due to lower revenue in discount brokerage.

Year-to-date comparison
Reported other income of $5,529 million increased $376 million, or 7%, compared with the same period last year. Year-to-date adjusted other income was up $298 million, or 6%, from the previous year. Canadian Personal and Commercial Banking was the largest contributor fueled by strong volume growth, pricing initiatives and higher insurance revenue. Wealth Management other income increased, primarily due to higher assets under administration, an increase in trades per day and an increase in mutual fund assets under management which more than offset the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. U.S. Personal and Commercial Banking other income rose largely due to the Hudson and Interchange acquisitions as well as fee initiatives. Wholesale Banking other income declined mainly due to lower trading income, partially offset by higher syndication, underwriting and M&A revenue. Corporate segment other income increased mainly due to higher securitization revenue. Reported other income also benefited from an increase in the fair value of CDS hedging the corporate loan book and the impact of a balance sheet restructuring charge of $52 million in TD Banknorth in the first quarter of 2006

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $171 million, an increase of $62 million compared with the third quarter last year, primarily due to higher specific provisions in the Canadian and U.S. Personal and Commercial Banking segments year over year, and an increase in the general allowance at U.S. Personal and Commercial Banking.

Prior quarter comparison
Provision for credit losses for the third quarter was down $1 million from the prior quarter.

Year-to-date comparison
On a year-to-date basis, provision for credit losses increased $267 million, from $239 million in the same period last year. The increase was primarily due to higher specific provisions in Canadian and U.S. Personal and Commercial Banking in 2007 and the general loan loss provision release of $60 million recorded in the second quarter of 2006.

Provision for Credit Losses (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net new specifics (net of reversals)	$181	$221	$140	$586	$397
Recoveries	(40)	(37)	(33)	(108)	(96)
Provision for credit losses - specifics	141	184	107	478	301
Change in general allowance
TD Bank	-	-	-	-	(60)
VFC	12	11	9	34	9
TD Banknorth	18	(23)	(7)	(6)	(11)
Total	$171	$172	$109	$506	$239

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 11

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the third quarter were $2,185 million, up $38 million, or 2%, compared with the third quarter last year, while adjusted non-interest expenses of $2,054 million, were up $33 million. The increase was driven by higher expenses in Wealth Management and Wholesale Banking, partially offset by lower Corporate segment expenses. Wealth Management expenses increased due to higher sales force compensation driven by increased revenue, impact from change in methodology for administering mutual fund management expenses and increased volume-related payments to sellers of the Bank’s mutual funds. Wholesale Banking expenses increased due to higher performance-based incentive compensation, consistent with stronger financial performance.
The reported efficiency ratio improved to 59.8% from 65.3% in the third quarter last year. The Bank’s adjusted efficiency ratio improved to 57.0% from 61.3% a year ago as revenue growth outpaced expense growth.

Prior quarter comparison
Reported non-interest expenses of $2,185 million declined by $84 million, or 4%, compared with the prior quarter, primarily due to an $86 million charge related to TD Banknorth restructuring and transfer of functions from TD Bank USA to TD Banknorth in the prior quarter. Adjusted non-interest expenses were $2,054 million, down $17 million or 1%. The decline was attributable to lower U.S. Personal and Commercial Banking expenses, largely due to a stronger Canadian dollar. This was partially offset by an increase in Canadian Personal and Commercial Banking operating expenses, mainly due to more business days and higher business volumes.
The reported efficiency ratio improved to 59.8%, compared with 64.5% in the prior quarter. The Bank’s adjusted efficiency ratio improved to 56.9% from 59.1% in the prior quarter.

Year-to-date comparison
On a year-to-date basis, reported non-interest expenses of $6,648 million were up $108 million, or 2%, compared with the same period last year. Total adjusted non-interest expenses were $6,201 million, up $90 million or 2%. Canadian Personal and Commercial Banking had the largest increase due to higher employee compensation, increased business volumes and the acquisition of VFC. U.S. Personal and Commercial Banking expenses increased, mainly due to the Hudson and Interchange acquisitions. Non-interest expenses for Wealth Management declined as the impact of the sale of TD Waterhouse U.S.A. to Ameritrade more than offset increases related to investments in advisors and higher volume-related compensation. Wholesale Banking expenses were down on a reported basis due to a restructuring charge of $50 million in the first quarter of 2006. On an adjusted basis, non-interest expenses increased, mainly due to higher performance-based incentive compensation driven by stronger financial performance.
  The reported efficiency ratio was 62.5%, compared with 57.5% in the same period last year. Last year’s ratio included a net amount of $1,559 million related to the dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade and the dilution loss related to the Hudson acquisition. The Bank’s adjusted efficiency ratio improved to 58.5%, from 62.1% in the same period last year as revenue growth exceeded expense growth

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective tax rate was 19.2% for the quarter, compared with 22.8% in the third quarter last year, and 21.8% in the prior quarter. On a year-to-date basis, the Bank’s effective tax rate was 20.1%, compared with 15.2% in the same period last year. The change was largely due to the favourable tax impact from the TD Ameritrade dilution gain in the first quarter of 2006.

Taxes[1] (unaudited)
	For the three months ended						For the nine months ended
	July 31		Apr. 30		July 31		July 31		July 31
(millions of Canadian dollars)	2007		2007		2006		2007		2006
Income taxes at Canadian statutory income tax rate	$452	34.9%	$374	34.8%	$362	35.0%	$1,218	34.9%	$1,605	35.0%
Increase (decrease) resulting from:
Dividends received	(92)	(7.1)	(67)	(6.2)	(58)	(5.6)	(262)	(7.5)	(172)	(3.8)
Rate differentials on international operations	(103)	(8.0)	(65)	(6.0)	(73)	(7.0)	(250)	(7.2)	(171)	(3.7)
Items related to dilution gains and losses	-		-	-	-	-	-	-	(582)	(12.7)
Other - net	(9)	(0.6)	(8)	(0.8)	4	0.4	(6)	(0.1)	19	0.4
Provision for income taxes and effective income tax rate - reported	$248	19.2%	$234	21.8%	$235	22.8%	$700	20.1%	$699	15.2%

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 12

Reconciliation of Non-GAAP Provision for Income Taxes[1] (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Provision for income taxes - reported	$248	$234	$235	$700	$699
Increase (decrease) resulting from items of note:
Amortization of intangibles	50	40	69	133	158
TD Banknorth restructuring, privatization and merger-related charges	-	28	-	28	-
Dilution gain on Ameritrade, net of costs	-	-	-	-	34
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	18
Wholesale Banking restructuring charge	-	-	-	-	15
Change in fair value of credit default swaps hedging the corporate loan book	(16)	(4)	3	(17)	(8)
General allowance release	-	-	-	-	(21)
Other tax items	-	-	(24)	-	(24)
Tax effect - items of note	34	64	48	144	172
Provision for income taxes - adjusted	$282	$298	$283	$844	$871

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section on page 5, the “Business Focus” section in the 2006 Annual Report and Note 24 to the 2006 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 7. Segmented information also appears in Note 12 on page 35.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $161 million, compared with $89 million in the third quarter last year, and $99 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $417 million, compared with $251 million in the same period last year.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $597 million, an increase of $73 million, or 14%, compared with the third quarter last year, and an increase of $57 million, or 11%, compared with the prior quarter. The annualized return on invested capital increased to 28%, compared with 26% in the third quarter last year and 27% in the prior quarter.
Net income for the nine months ended July 31, 2007 was $1,681 million, an increase of $216 million, or 15%, compared with the same period last year. On a year-to-date basis, the return on invested capital was 27%, up from 25% in same period last year.
Revenue grew by $172 million, or 9%, compared with the third quarter last year, primarily due to volume growth across most banking products, particularly in real-estate secured lending, credit cards and deposits. Revenue increased by $115 million, or 6%, compared with the prior quarter, due mainly to more calendar days in the current quarter and volume growth in real-estate secured lending and credit cards. On a year-to-date basis, total revenue increased by $593 million, or 11%, compared with the same period last year, primarily due to volume growth in real-estate secured lending, credit cards and deposits. The acquisition of VFC and sales and service fee income also contributed to revenue growth. Margin on average earning assets decreased by 1 bp from 3.08% to 3.07%, compared with the third quarter last year, and increased 2 bps compared with the prior quarter. On a year-to-date basis, margin on average earning assets increased by 3 bps from 3.02% to 3.05%, compared with the same period last year.
Compared with the third quarter last year, real-estate secured lending volume (including securitizations) grew by $13.8 billion or 11%, personal deposit volume grew by $4.5 billion or 4.6%, and consumer loans volume grew by $1.8 billion or 9%. Business deposits volume and business loans and acceptances volume both grew by 9%. Gross originated insurance premiums grew by $46 million or 7%. As at May 31, 2007, personal deposit market share was 21.1%, down 24 bps compared with last year and down 11 bps compared with the prior quarter, as a result of share decrease in term deposits. Personal lending market share was 20.0%, up 6 bps compared with last year and down 9 bps compared with the prior quarter. Small business lending (credit limits of less than $250,000) market share as at March 31, 2007 was 18.2%, up 59 bps compared with last year, and up 10 bps compared with the prior quarter. Credit card market share, for the month of May 2007, measured by the average outstanding balance, was 8.4%, up 68 bps compared with last year and up 24 bps compared with the prior quarter.
Provision for credit losses for the quarter increased by $47 million, or 45%, compared with the third quarter last year. Personal banking provision for credit losses of $147 million was $48 million higher than the third quarter last year, primarily due to unsecured lending and volume growth coupled with higher loss rates on new accounts. Business banking provision for credit losses was $4 million for the quarter, compared with $5 million in the third quarter last year. Annualized provision for credit losses as a percentage of credit volume was 0.33%, an increase of 8 bps, compared with the third quarter last year, primarily due to higher personal lending and credit card volumes and an associated change in proportions of product volumes. Provision for credit losses increased by $8 million, or 6%, compared with the prior quarter. Personal banking provisions increased $8 million, or 6%, compared with the prior quarter, primarily due to higher personal lending and credit card volumes, while business banking provisions remained stable quarter over quarter. On a year-to-date basis, provision for credit losses increased by $151 million, or 54%, compared with the same period last year. Personal provisions increased $135 million, or 48%, compared with the same period last year, primarily due to the inclusion of VFC and higher personal lending and credit card volumes, while business banking provisions amounted to $18 million, compared with $2 million in the same period last year, driven by reversals and recoveries.
Non-interest expenses increased by $11 million, or 1%, compared with the third quarter last year, primarily due to higher employee compensation and investments in new branches. Increases in business volume-related expenses have been offset by lower discretionary spending. Non-interest expenses increased by $17 million, or 2%, compared with the prior quarter, mainly due to more calendar days in the current quarter and business volume growth. On a year-to-date basis, non-interest expenses increased by $124 million, or 4%, compared with the same period last year, mainly due to the inclusion of VFC, higher employee compensation and business volume-related expenses along with continued investment in infrastructure and marketing. The full time equivalent (FTE) staffing levels increased by 934, or 3%, compared with the third quarter last year, primarily due to addition of sales and service personnel in branches and call centres, as well as continued growth in the insurance business. FTE staffing levels increased by 482, or 2%, compared with the prior quarter, primarily due to addition of

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 14

sales and service personnel in branches and call centres. On a year-to-date basis, FTE staffing levels increased by 856, or 3%, compared with the same period last year, due to the inclusion of VFC, the internal transfer of technology personnel, addition of sales and service personnel in branches and call centres, as well as continued growth in the insurance business. The efficiency ratio for the current quarter improved to a record low of 50.0%, compared with 53.9% in the third quarter last year and 52.0% in the prior quarter. On a year-to-date basis, the efficiency ratio improved to 51.5%, compared with 54.8% in the same period last year.
The outlook for year-over-year revenue growth remains solid for the final quarter of the year. Provisions for credit losses on personal and business banking loans, in aggregate, are expected to grow modestly from current levels and in line with underlying volume growth. Expense growth is expected to increase, due mainly to personnel costs and investments in new branches and extended branch hours. The medium-term outlook is influenced by conditions in the Canadian economy. Canadian housing markets and employment levels influence business volumes and the quality of personal loans. Slower growth in the Canadian economy would be expected to lead to lower growth in net income.

Wealth Management
Wealth Management’s net income for the quarter was $185 million, an increase of $33 million, or 22%, compared with the third quarter last year, and a decrease of $12 million, or 6%, compared with the prior quarter. The Bank’s investment in TD Ameritrade generated net income of $59 million, an increase of $4 million, or 7%, compared with the third quarter last year, and a decrease of $4 million, or 6% compared with the prior quarter. The annualized return on invested capital increased to 19%, compared with 18% in the third quarter last year and decreased by 3% from the prior quarter.
Net income for the nine months ended July 31, 2007 was $568 million, an increase of $126 million, or 29%, compared with the same period last year. The year-to-date increase in net income included results from the Bank’s reported investment in TD Ameritrade, which generated $186 million of net income, compared with $127 million in the same period last year from the combined earnings of the Bank’s investment in TD Ameritrade for five months and TD Waterhouse U.S.A.’s net income for three months. On a year-to-date basis, the return on invested capital was 20%, down from 21% in the same period last year.
Revenue grew by $95 million, or 19%, compared with the third quarter last year, primarily due to a combination of higher transaction volumes in discount and full service brokerage, higher net interest and fee-based income, strong mutual fund sales and strong growth in client assets. Commissions in the discount brokerage business were negatively impacted by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments, though this was substantially offset by increased trade volumes. Revenue decreased by $7 million, or 1%, compared with the prior quarter, primarily due to lower trading revenue in discount brokerage as a result of a seasonally slower market. On a year-to-date basis, total revenue decreased $24 million, or 1%, compared with the same period last year, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in revenue was partially offset by stronger results in Canadian Wealth businesses. Revenue was positively impacted by a new fixed administration fee in TD Asset Management (TDAM) for certain funds. Effective January 1, 2007, TDAM began absorbing the operating expenses of certain funds in return for a fixed administration fee. Previously, the operating costs were borne by the individual funds. This had the impact of increasing both revenue and expenses.
Non-interest expenses increased by $51 million, or 15%, compared with the third quarter last year, primarily due to higher volume-related payments to sellers of the Bank's mutual funds, higher sales force compensation in advice-based businesses driven by increased revenues, and continued investment in client-facing advisors and related support staff. Non-interest expenses increased slightly by $2 million compared with the prior quarter, mainly due to higher payments to sellers of the Bank's mutual funds. On a year-to-date basis, non-interest expenses decreased by $66 million, or 5%, compared with the same period last year, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by higher expenses, primarily due to TDAM absorbing operating expenses and higher sales force compensation. The efficiency ratio for the current quarter was 67.3%, compared with 69.9% in the third quarter last year and 66.2% in the prior quarter. On a year-to-date basis, the efficiency ratio improved to 66.5%, compared with 69.4% in the same period last year.
Assets under management of $160 billion at July 31, 2007 increased $9 billion, or 6%, from October 31, 2006, due to market appreciation and the addition of net new client assets. Assets under administration totalled $177 billion at the end of the quarter, increasing $16 billion, or 10%, from October 31, 2006 due to market appreciation and the addition of net new client assets.
Wealth Management should continue to grow its client base, client-facing advisors and mutual fund sales in the coming months, though earnings and assets under management and administration may be negatively impacted in the short term by the recent volatility in capital markets.

Wealth Management (unaudited)
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Canadian Wealth	$126	$134	$ 97	$382	$315
TD Ameritrade/TD Waterhouse U.S.A.	59	63	55	186	127
Net income	$185	$197	$152	$568	$442

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 15

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking’s reported net income for the quarter was $109 million, compared with $68 million in the third quarter last year, and $23 million in the prior quarter. Adjusted net income for the prior quarter was $62 million, which excluded a $39 million after-tax charge, being the Bank’s share of TD Banknorth’s restructuring, privatization and merger-related charges. There were no items of note affecting earnings in the current quarter or the third quarter last year. The annualized return on invested capital was 4.7%, compared with 4.6% in the third quarter last year, and 3.8% in the prior quarter.
  Reported net income for the nine months ended July 31, 2007 was $196 million, compared with $173 million in the same period last year. On a year-to-date basis, adjusted net income was $235 million, compared with adjusted net income of $192 million in the same period last year. On a year-to-date basis, the return on invested capital was 4.3% compared to 4.8% in the same period last year.
The third quarter increase in net income related to increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth. The average ownership percentage increased from 56% in the third quarter of last year and 59% in the prior quarter to 91% in the current quarter. In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior periods have not been restated to include the results from TD Bank USA as they were not significant.
Revenue was at the same level as the third quarter last year, and declined by $21 million, or 4%, compared with the prior quarter, primarily due to a stronger Canadian dollar. On a year-to-date basis, revenue increased $171 million, or 13%, compared with the same period last year, primarily due to the acquisition of Interchange and Hudson. Margin on average earning assets decreased by 21 bps from 4.07% to 3.86%, compared with the third quarter last year, and decreased 3 bps compared with the prior quarter. On a year-to-date basis, the margin on average earning assets declined by 5 bps from 3.95% to 3.90%, compared with the same period last year. Net interest income remains under pressure from a flat yield curve and continued strong competition for deposits and high-quality loans.
Provision for credit losses for the quarter increased by $23 million, compared with the third quarter last year, and declined by $2 million from the prior quarter. The increase in provision for credit losses compared with the third quarter last year was due to higher levels of impaired loans and increased net write-offs. Net impaired loans increased by $123 million, or 134%, compared with the third quarter last year, primarily due to a slowdown in the residential real-estate construction market. Net impaired loans were essentially flat compared with the prior quarter. On a year-to-date basis, provision for credit losses increased by $60 million, compared with the same period last year, due to higher levels of impaired loans and increased net write-offs. Net impaired loans as a percentage of total loans and leases was 0.76%, compared with 0.32% as at the end of the third quarter last year, and 0.72% as at the end of the prior quarter.
Non-interest expenses declined by $9 million, or 3%, compared with the third quarter last year, primarily due to cost control initiatives and a stronger Canadian dollar. Excluding the $78 million before-tax charge related to TD Banknorth’s restructuring, privatization and merger-related charges recorded in the prior quarter, non-interest expenses declined $31 million, or 10%, compared with the prior quarter, primarily due to cost control initiatives and a stronger Canadian dollar. On a year-to-date basis, non-interest expenses, excluding TD Banknorth’s restructuring, privatization and merger-related charges, increased by $87 million, or 11%, largely due to the acquisition of Interchange and Hudson, which was mitigated by cost control initiatives and a stronger Canadian dollar. The average FTE staffing levels declined by 848 compared with the third quarter last year and by 420 from the prior quarter, primarily due to staff reductions related to improved business processes. Reported efficiency ratio was 56.9%, compared with 58.7%, in the third quarter last year, and 76.2% in the prior quarter. On an adjusted basis, the efficiency ratio for the prior quarter was 60.5%. On a year-to-date basis, reported efficiency ratio was 65.0%, compared with 60.9% in the same period last year and the adjusted efficiency ratio was 59.7%, compared with 58.6%, in the same period last year.
While the banking environment in the U.S. is expected to remain challenging, we expect that the contribution of U.S. Personal and Commercial Banking should continue to increase. Net interest income is expected to grow modestly for the balance of the year due to deposit and commercial loan growth, as well as seasonality. Asset quality appears to have stabilized, although this could reverse if markets deteriorate. We expect revenue growth to exceed expense growth for the remainder of the year due to expense reduction initiatives.

Wholesale Banking
Wholesale Banking reported net income for the quarter of $253 million, an increase of $74 million, or 41%, compared with the third quarter last year, and an increase of $36 million, or 17%, compared with the prior quarter. The annualized return on invested capital was 37% in the current quarter, compared with 29% in the third quarter last year, and 34% in the prior quarter.
Reported and adjusted net income for the nine months ended July 31, 2007 was $667 million, up $184 million, or 38%, and up $149 million, or 29%, respectively. Adjusted net income in the prior year excluded the impact of a $35 million after-tax restructuring charge ($50 million before tax) in connection with the repositioning of the global structured products businesses. There were no items of note affecting earnings during the nine months ended July 31, 2007. On a year-to-date basis, the return on invested capital was 34%, compared with 30% in the same period last year.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $692 million, compared with $583 million in the third quarter last year and $642 million in the previous quarter. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation and execution services. Capital markets revenue increased from the third quarter last year, primarily due to strong equity and credit trading and advisory. Capital markets revenue increased from the prior quarter, primarily due to increased equity and foreign exchange trading and advisory, partially offset by lower equity underwriting and interest rate and credit trading. The equity investment portfolio delivered lower security gains compared with the third quarter last year and the prior quarter. Corporate lending revenue was up from the third quarter last year due to an increase in loans and commitments related primarily to mergers and acquisitions activity, but was flat compared with the prior quarter. On a year-to-date basis, revenue was $1,969 million, an increase of $191 million, or 11%, compared with the same period last year, primarily due to higher security gains, improved equity underwriting, advisory and increased equity trading, partially offset by lower foreign exchange trading.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 16

Provision for credit losses is comprised of allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $8 million in the quarter, compared with $15 million in the third quarter last year and $12 million in the prior quarter. The provision for the quarter includes the cost of credit protection and a $3 million recovery of a specific allowance related to a single credit exposure in the Merchant Banking portfolio. On a year-to-date basis, provision for credit losses was $44 million, a reduction of $11 million, or 20%, compared with the same period last year.
Wholesale Banking continues to proactively manage its credit risk and currently holds $2.8 billion in notional credit default swap protection, unchanged compared with the third quarter last year and the prior quarter.
Expenses were $326 million, an increase of $23 million compared with the third quarter last year, due primarily to higher variable compensation. Expenses decreased $3 million from the last quarter. On a year-to-date basis, expenses were $987 million, a decrease of $32 million, or 3%, compared with the same period last year as prior year expenses included restructuring costs of $50 million. The efficiency ratio for the current quarter improved to 47.1%, compared with 52.0% in the third quarter last year and 51.2% in the prior quarter. On a year-to-date basis, the efficiency ratio improved to 50.1%, compared with 57.3% in the same period last year.
Overall, Wholesale Banking had an excellent quarter driven by very strong domestic franchise and trading revenues, and a strong contribution from the equity investment portfolio. Wholesale Banking’s performance is very strong year-to-date, however, recent market volatility has the potential to impact our results in the short term. Key priorities remain: working to solidify our position as a top three dealer in Canada, seek opportunities to grow proprietary trading in scalable and liquid markets, maintain a superior rate of return on invested capital, and enhance the efficiency ratio through improved cost control.

Corporate
Corporate segment reported a net loss of $41 million for the quarter, compared with a net loss of $127 million in the third quarter last year, and a reported net loss of $98 million in the prior quarter. On an adjusted basis, the current quarter results reflected net income of $20 million, compared with a net loss of $37 million in the third quarter last year and a net loss of $21 million in the prior quarter.
The current quarter results included net favourable tax items relating to tax audits, legislative activity and other items (totalling $29 million after tax), as well as a gain of $6 million on the sale of TD Ameritrade shares, which more than offset the loss on earnings on excess capital due to privatization of TD Banknorth. On a year-over-year basis, Corporate segment also benefited from lower unallocated corporate costs, as underlying support, regulatory and compliance costs were in a stable to declining pattern.
Adjusted net income in the current quarter excluded amortization of intangibles of $91 million after tax and a $30 million after-tax gain in excess of accrued cost for the period in credit default swaps (CDS) hedging the corporate loan book. Adjusted net income in the third quarter last year excluded amortization of intangibles of $61 million after tax, $5 million after-tax loss on the CDS in excess of accrued cost for the period in CDS hedging the corporate loan book, and the negative impact of $24 million related to a decrease in future tax assets following scheduled reductions in the income tax rate. Adjusted net income in the prior quarter excluded amortization of intangibles of $80 million after tax, a $4 million after-tax restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth and a $7 million after-tax gain in excess of accrued cost for the period in CDS hedging the corporate loan book.
The Corporate segment reported a net loss of $209 million for the nine months ended July 31, 2007. On an adjusted basis, Corporate reported year-to-date net income was $17 million, an improvement of $133 million over the same period in the prior year, mainly driven by lower unallocated corporate expenses, securitization gains, and an improvement in the non-core lending portfolio and certain favourable tax items. Adjusted net loss for the current year-to-date period excluded amortization of intangibles of $254 million after tax, a $4 million after-tax restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, and $32 million after-tax gains in excess of accrued cost for the period in CDS hedging the corporate loan book. Adjusted net loss for the year-to-date last year, excluded a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade and a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth. Also excluded was a general allowance release of $39 million after tax, amortization of intangibles of $229 million after tax, $24 million loss relating to tax items and gains of $15 million in excess of the accrued cost for the period in CDS hedging the corporate loan book.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

Total assets were $403.9 billion as at July 31, 2007, $11 billion higher than at October 31, 2006. The net increase was composed primarily of an increase of $11.4 billion in loans, $7.2 billion in other assets and $2.6 billion in interest bearing deposits with other banks. This was partially offset by decreases of $5 billion in securities and $5.1 billion in securities purchased under resale agreements. The increase in total loans was attributable to Canadian Personal and Commercial Banking stemming mostly from higher mortgage, credit card and personal loan balances, Wholesale Banking business and government loans and growth in Wealth Management margin loans. The increase in other assets is attributable to the gross-up of non-trading derivatives as required by the new financial instruments standards, increase in goodwill and intangibles primarily related to the privatization of TD Banknorth, as well as the acquisition of Interchange by TD Banknorth. The decrease in securities was due to lower trading securities which are influenced by market movements, client flows and proprietary trading strategies. The decrease in securities purchased under reverse repurchase agreements reflected reduced balances in this product within Wholesale Banking.Total deposits were $267.7 billion at the end of the quarter, an increase of $6.8 billion from October 31, 2006. Personal deposits increased $2.9 billion, primarily due to increased volumes in Canadian Personal and Commercial Banking and the acquisition of Interchange by TD Banknorth. Other deposits increased $3.9 billion, largely due to growth in the U.S. Wholesale business. Total other liabilities increased by $1.6 billion from October 31, 2006. The net increase was composed of higher other liabilities which was partially offset by declines in obligations related to securities sold short and obligations related to securities sold under repurchase agreements. Other liabilities increased $4.3 billion, largely due to higher non-trading derivatives related to the new financial instrument standards. Obligations related to securities sold under repurchase agreements decreased by $2.5 billion consistent with the movement in reverse repurchase agreements noted above. Obligations related to securities sold short decreased by $0.5 billion, reflecting market movements and trading activities. Subordinated notes and debentures increased $3.1 billion, primarily as a result of new issuances in December 2006 and July 2007. The Bank’s non-controlling interests in subsidiaries as at July 31, 2007 declined $1.9 billion from October 31, 2006 due to the privatization of TD Banknorth in the prior quarter.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $590 million at July 31, 2007, $144 million higher than at October 31, 2006, largely due to the addition of impaired loans in the Canadian and U.S. Personal and Commercial Banking segments. Net impaired loans as at July 31, 2007, after deducting specific and general allowances, totalled $(767) million, compared with $(871) million as at October 31, 2006.
The total allowance for credit losses of $1,357 million as at July 31, 2007 comprised total specific allowances of $211 million and a general allowance of $1,146 million. Specific allowances increased by $35 million from $176 million as at October 31, 2006, mainly due to higher specific provisions in the Canadian and U.S. Personal and Commercial Banking segments. The general allowance for credit losses as at July 31, 2007 was up by $5 million, compared with October 31, 2006, mainly due to the inclusion of general allowance related to VFC and TD Banknorth, and the consolidation of Interchange. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances[1]
	For the three months ended			For the nine months ended
	July 31	Oct. 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2006	2007	2006
Balance at beginning of period	$603	$390	$382	$446	$372
Additions	375	326	234	1,205	756
Return to performing status, repaid or sold	(166)	(93)	(74)	(450)	(279)
Write-offs	(200)	(177)	(148)	(591)	(452)
Foreign exchange and other adjustments	(22)	-	(4)	(20)	(7)
Balance at end of period	$590	$446	$390	$590	$390

1 Under U.S. GAAP, non-performing homogeneous loans that are evaluated for impairment at the portfolio level are not considered impaired, and are classified as non-accrual loans. These loans are considered impaired for Canadian GAAP purposes but were not previously reported as being impaired. During the quarter, the disclosure for impaired loans was retroactively restated to include non-performing homogeneous loans that are evaluated for impairment at the portfolio level. Accordingly, the impact as at October 31, 2006  and July 31, 2006 was $35 million and $33 million increase to gross impaired loans, respectively. This restatement affected disclosure as noted, but had no impact on net income.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 18

Allowance for Credit Losses[1] (unaudited)
	As at
	July 31	Oct. 31	July 31
(millions of Canadian dollars)	2007	2006	2006
Specific allowance	$211	$176	$145
General allowance	1,146	1,141	1,134
Total allowance for credit losses	$1,357	$1,317	$1,279

Total net impaired loans	$(767)	$(871)	$(889)
Net impaired loans as a percentage of net loans	(0.4)%	(0.5)%	(0.5)%
Provision for credit losses as a percentage of net average loans	0.39%	0.40%	0.26%
1  Certain comparative amounts have been restated to conform to the presentation adopted in the current period

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). As at July 31, 2007, the Bank’s Tier 1 capital ratio was 10.2%, compared with 12.0% at October 31, 2006, and the total capital ratio was 13.3%, compared with 13.1% at October 31, 2006. The Bank's overall Tier 1 capital was down $1.7 billion from October 31, 2006. The decrease in the Tier 1 capital ratio from October 31, 2006 was largely due to the privatization of TD Banknorth which reduced Tier 1 capital by $3.4 billion due to the exclusion of non-controlling interests and an increase in goodwill and intangibles, partially offset by a US$500 million REIT preferred stock issue by a subsidiary and strong earnings throughout fiscal 2007. Total capital was up $1.5 billion, compared with October 31, 2006, due to $4.1 billion Tier 2A subordinated debentures issued during the fiscal year, partially offset by the privatization of TD Banknorth and the redemption of Tier 2B subordinated debentures. Risk-weighted assets were up $8.9 billion from October 31, 2006, primarily due to TD Banknorth’s acquisition of Interchange and the overall growth in assets within the Bank, including those resulting from changes in foreign exchange rates and the implementation of the new financial instruments accounting standards.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
During the quarter, the Bank issued $1.8 billion of medium-term notes constituting subordinated indebtedness which qualify as Tier 2A regulatory capital and a subsidiary of the Bank issued US$500 million of REIT preferred stock which qualify as Tier 1 regulatory capital of the Bank. Also during the quarter, the Bank redeemed all of its outstanding $500 million 6.55% subordinated debentures due July 31, 2012, announced its intention to redeem on September 4, 2007, all of its outstanding $550 million 5.20% subordinated debentures due September 4, 2012 and a subsidiary of the Bank redeemed US$342 million of junior subordinated debentures, all of which qualify as Tier 2B regulatory capital of the Bank. During the first quarter ended January 31, 2007, the Bank issued $2.25 billion of medium-term notes constituting subordinated indebtedness which qualify as Tier 2A regulatory capital.
During the three and nine months ended July 31, 2007, the Bank purchased 3.2 million of its common shares at a cost of $236.1 million under the Bank’s normal course issuer bid, which commenced on December 20, 2006 to repurchase for cancellation, up to five million common shares.

Capital Structure and Ratios (unaudited)
	As at
	July 31	Oct. 31	July 31
(billions of Canadian dollars)	2007	2006	2006
Tier 1 capital	$15.4	$17.1	$16.8
Tier 1 capital ratio	10.2%	12.0%	12.1%
Total capital	$20.1	$18.6	$18.3
Total capital ratio	13.3%	13.1%	13.2%
Risk-weighted assets	$150.8	$141.9	$139.1
Tangible common equity	$10.7	$12.9	$12.7
Tangible common equity as a percentage of risk-weighted assets	7.1%	9.1%	9.1%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 19

MANAGING RISK

At the end of the third quarter, there was significant volatility in the capital markets related to credit and liquidity issues. The Bank does not have exposures to U.S. subprime mortgages and non-Bank sponsored Asset-Backed Commercial Paper (ABCP) issued by the trusts named in the August 16, 2007 press release by a group of financial institutions referencing a solution to the liquidity problem affecting third-party structured finance ABCP in Canada. In addition, the Bank-sponsored ABCP conduits continue to perform satisfactorily with reasonable liquidity. We will continue to proactively monitor market events and manage our risk profile accordingly.

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure that stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitably manage its asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•	minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
•	measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2007, an immediate and sustained 100 bps increase in rates would have increased the economic value of shareholders’ equity by $20 million after tax or 0.09%. An immediate and sustained 100 bps decrease in rates would have decreased the economic value of shareholders’ equity by $43 million after tax or 0.19%.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they become due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets, less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at July 31, 2007, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward, was $4.2 billion, compared with a consolidated surplus liquid asset position of $18.8 billion as at October 31, 2006. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program, including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value-at-Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold, which should not be exceeded, on average, more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and nine months ended July 31, 2007, as well as average VaR for the three and nine months ended July 31, 2006. For the three and nine months ended July 31, 2007, net daily capital markets revenues were positive for 92.2% and 93.2% of the trading days respectively. Losses in the third quarter did not exceed the Bank’s statistically predicted VaR for the total of the Bank’s trading-related businesses.

Value-at-Risk Usage (unaudited)
	For the three months ended				For the nine months ended
	As at	Average	Average	Average	Average	Average
	July 31	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2007	2007	2006	2007	2006
Interest rate risk	$6.4	$7.2	$7.0	$8.5	$7.2	$9.1
Equity risk	4.6	6.0	10.3	6.1	7.8	5.4
Foreign exchange risk	2.6	1.9	2.0	2.2	2.0	2.2
Commodity risk	1.0	1.5	1.6	2.0	1.5	1.4
Diversification effect	(8.0)	(7.3)	(10.8)	(8.7)	(8.6)	(7.8)
General market Value-at-Risk	$6.6	$9.3	$10.1	$10.1	$9.9	$10.3

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 20

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results (unaudited)
	For the three months ended
			2007				2006	2005
(millions of Canadian dollars)	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$1,783	$1,662	$1,671	$1,714	$1,623	$1,427	$1,607	$1,641
Other income	1,868	1,854	1,807	1,580	1,665	1,691	1,797	1,442
Total revenues	3,651	3,516	3,478	3,294	3,288	3,118	3,404	3,083
Provision for (reversal of) credit losses	(171)	(172)	(163)	(170)	(109)	(16)	(114)	15
Non-interest expenses	(2,185)	(2,269)	(2,194)	(2,187)	(2,147)	(2,103)	(2,290)	(2,203)
Dilution gain, net	-	-	-	-	-	(5)	1,564	-
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,295	1,075	1,121	937	1,032	994	2,564	895
Provision for income taxes	(248)	(234)	(218)	(175)	(235)	(244)	(220)	(253)
Non-controlling interests in subsidiaries, net of income taxes	(13)	(27)	(47)	(48)	(52)	(47)	(37)	(53)
Equity in net income of an associated company, net of income taxes	69	65	65	48	51	35	-	-
Net income - reported	1,103	879	921	762	796	738	2,307	589
Items of note affecting net income, net of income taxes:
Amortization of intangibles	91	80	83	87	61	86	82	86
Dilution gain on Ameritrade transaction, net of costs	-	-	-	-	-	5	(1,670)	-
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	-	-	-	72	-
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	-	-	19	-
Wholesale Banking restructuring charge	-	-	-	-	-	-	35	4
TD Banknorth restructuring, privatization and merger-related charges	-	43	-	-	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book	(30)	(7)	5	8	5	(10)	(10)	(7)
Non-core portfolio loan loss recoveries (sectoral related)	-	-	-	-	-	-	-	(60)
Tax charge related to reorganizations	-	-	-	-	-	-	-	138
Other tax items	-	-	-	-	24	-	-	(68)
Loss on structured derivative portfolios	-	-	-	-	-	-	-	70
Preferred share redemption	-	-	-	-	-	-	-	13
Initial set up of specific allowance for credit card and overdraft loans	-	-	-	18	-	-	-	-
General allowance release	-	-	-	-	-	(39)	-	-
Total items of note	61	116	88	113	90	42	(1,472)	176
Net income - adjusted	1,164	995	1,009	875	886	780	835	765
Preferred dividends	(2)	(7)	(6)	(5)	(6)	(6)	(5)	-
Net income available to common shareholders - adjusted	$1,162	$988	$1,003	$870	$880	$774	$830	$765

(Canadian dollars)
Basic earnings per share
- reported	$1.53	$1.21	$1.27	$1.05	$1.10	$1.02	$3.23	$0.83
- adjusted	1.61	1.37	1.40	1.21	1.22	1.10	1.16	1.08
Diluted earnings per share
- reported	1.51	1.20	1.26	1.04	1.09	1.01	3.20	0.82
- adjusted	1.60	1.36	1.38	1.20	1.21	1.09	1.15	1.06
Return on common shareholders’ equity	21.0%	17.1%	18.2%	15.7%	16.8%	16.5%	55.4%	14.8%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 21

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, as presented on pages 22 to 37 of this Report to Shareholders, have been prepared in accordance with GAAP. These Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2006. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s October 31, 2006 audited Consolidated Financial Statements, except as described below.

Changes in Significant Accounting Policies
Financial Instruments, Hedges and Comprehensive Income
The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. The comparative Interim Consolidated Financial Statements have not been restated. With the adoption of these standards, the Bank’s accounting for financial instruments is now largely harmonized with U.S. GAAP for this area. For a description of the principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards and for further details on changes in significant accounting policies, see Note 2 to the Interim Consolidated Financial Statements for the quarter ended July 31, 2007.

Determining Variable Interest Entities
In September 2006, the Emerging Issues Committee of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15, which provides additional guidance on how to analyze and consolidate variable interest entities. The guidance became effective February 1, 2007 for the Bank. The new guidance does not have a material effect on the financial position or earnings of the Bank.

There were no other changes in the Bank’s accounting policies during the nine months ended July 31, 2007.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2006 Annual Report.

Future Changes in Accounting Policies
Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Bank intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
On June 1, 2007, the EIC issued EIC-166, Accounting Policy Choice for Transaction Costs, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading. The guidance is effective beginning November 1, 2007. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 22

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	July 31	Oct. 31
(millions of Canadian dollars)	2007	2006
ASSETS
Cash and due from banks	$1,986	$2,019
Interest-bearing deposits with banks	11,343	8,763
	13,329	10,782
Securities
Trading	72,756	77,482
Designated as trading under the fair value option	1,935	-
Available-for-sale	36,209	-
Held-to-maturity	8,528	-
Investment	-	46,976
	119,428	124,458
Securities purchased under reverse repurchase agreements	25,905	30,961
Loans
Residential mortgages	56,096	53,425
Consumer instalment and other personal	66,574	63,130
Credit card	5,574	4,856
Business and government	43,447	40,514
Business and government designated as trading under the fair value option	1,619	-
	173,310	161,925
Allowance for credit losses (Note 4)	(1,357)	(1,317)
Loans, net of allowance for credit losses	171,953	160,608
Other
Customers’ liability under acceptances	9,192	8,676
Investment in TD Ameritrade (Note 14)	4,749	4,379
Trading derivatives	29,520	27,845
Goodwill	8,407	7,396
Other intangibles	2,264	1,946
Land, buildings and equipment	1,824	1,862
Other assets	17,319	14,001
	73,275	66,105
Total assets	$403,890	$392,914

LIABILITIES
Deposits
Personal	$149,522	$146,636
Banks	12,214	14,186
Business and government	70,579	100,085
Trading	35,421	-
	267,736	260,907
Other
Acceptances	9,192	8,676
Obligations related to securities sold short	26,624	27,113
Obligations related to securities sold under repurchase agreements	16,158	18,655
Trading derivatives	29,059	29,337
Other liabilities	21,777	17,461
	102,810	101,242
Subordinated notes and debentures (Note 6)	10,005	6,900
Liabilities for preferred shares and capital trust securities (Note 7)	1,798	1,794
Non-controlling interests in subsidiaries (Note 6)	538	2,439

SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2007- 718.3; Oct. 31, 2006 - 717.4) (Note 8)	6,525	6,334
Preferred shares (millions of shares issued and outstanding: July 31, 2007- 17.0; Oct. 31, 2006 - 17.0) (Note 8)	425	425
Contributed surplus	118	66
Retained earnings	15,378	13,725
Accumulated other comprehensive income	(1,443)	(918)
	21,003	19,632
Total liabilities and shareholders’ equity	$403,890	$392,914

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 23

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Interest income
Loans	$3,228	$2,862	$9,419	$7,828
Securities
Dividends	210	193	672	605
Interest	950	865	2,855	2,678
Deposits with banks	47	70	205	228
	4,435	3,990	13,151	11,339
Interest expense
Deposits	1,987	1,836	6,024	5,124
Subordinated notes and debentures	125	107	357	292
Preferred shares and capital trust securities	19	28	81	95
Other liabilities	521	396	1,573	1,171
	2,652	2,367	8,035	6,682
Net interest income	1,783	1,623	5,116	4,657
Other income
Investment and securities services	596	500	1,740	1,674
Credit fees	109	93	308	261
Net securities gains	94	113	266	218
Trading income	235	160	643	699
Loss from financial instruments designated as trading under the fair value option	(87)	-	(91)	-
Service charges	263	250	756	691
Loan securitizations (Note 5)	86	85	317	249
Card services	119	103	337	270
Insurance, net of claims	257	230	762	682
Trust fees	33	33	102	99
Other	163	98	389	310
	1,868	1,665	5,529	5,153
Total revenues	3,651	3,288	10,645	9,810
Provision for credit losses (Note 4)	171	109	506	239
Non-interest expenses
Salaries and employee benefits	1,161	1,102	3,487	3,369
Occupancy, including depreciation	188	176	548	514
Equipment, including depreciation	150	150	447	435
Amortization of other intangibles	131	126	361	379
Restructuring costs	-	-	67	50
Marketing and business development	106	127	330	356
Brokerage-related fees	40	37	115	129
Professional and advisory services	109	138	324	369
Communications	46	50	144	147
Other	254	241	825	792
	2,185	2,147	6,648	6,540
Dilution gain, net	-	-	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,295	1,032	3,491	4,590
Provision for income taxes	248	235	700	699
Non-controlling interests in subsidiaries, net of income taxes	13	52	87	136
Equity in net income of an associated company, net of income taxes	69	51	199	86
Net income	1,103	796	2,903	3,841
Preferred dividends	2	6	15	17
Net income available to common shareholders	$1,101	$790	$2,888	$3,824
Average number of common shares outstanding (millions)
Basic	719.5	719.1	719.0	715.8
Diluted	726.9	724.7	725.9	722.1
Earnings per share (in dollars)
Basic	$1.53	$1.10	$4.02	$5.34
Diluted	1.51	1.09	3.98	5.30
Dividends per share (in dollars)	0.53	0.44	1.54	1.30
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 24

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the nine months ended
	July 31	July 31
(millions of Canadian dollars)	2007	2006
Common shares
Balance at beginning of period	$6,334	$5,872
Proceeds from shares issued on exercise of options	132	93
Shares issued as a result of dividend reinvestment plan	62	302
Repurchase of common shares	(29)	-
Impact of shares sold (acquired) in Wholesale Banking	26	16
Issued on acquisition of VFC	-	70
Balance at end of period	6,525	6,353
Preferred shares
Balance at beginning of period	425	-
Share issues	-	425
Balance at end of period	425	425
Contributed surplus
Balance at beginning of period	66	40
Stock options	-	16
Conversion of TD Banknorth options on privatization (Note 9)	52	-
Balance at end of period	118	56
Retained earnings
Balance at beginning of period	13,725	10,650
Transition adjustment on adoption of Financial Instruments standards (Note 2)	80	-
Net income	2,903	3,841
Common dividends	(1,108)	(931)
Preferred dividends	(15)	(17)
Premium paid on repurchase of common shares	(207)	-
Other	-	1
Balance at end of period	15,378	13,544
Accumulated other comprehensive income, net of income taxes
Balance at beginning of period	(918)	(696)
Transition adjustment on adoption of Financial Instrument standards (Note 2)	426	-
Other comprehensive income for the period	(951)	(255)
Balance at end of period (Note 17)	(1,443)	(951)
Total shareholders’ equity at end of period	$21,003	$19,427

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Net income	$1,103	$796	$2,903	$3,841
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of cash flow hedges[a]	(184)	-	(44)	-
Reclassification to earnings in respect of available-for-sale securities[b]	(13)	-	(68)	-
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [c,d]	(971)	(444)	(551)	(255)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[e]	(196)	-	(310)	-
Reclassification to earnings of gains and (losses) on cash flow hedges[f]	15	-	22	-
Other comprehensive income for the period	(1,349)	(444)	(951)	(255)
Comprehensive income for the period	$(246)	$352	$1,952	$3,586

a Net of income tax benefit of $79 million and $17 million for the three and nine months ended July 31, 2007 respectively.
b Net of income tax benefit of $22 million and $42 million for the three and nine months ended July 31, 2007 respectively.
c Net of income tax expense of $217 million for the three months ended July 31, 2007 (three months ended July 31, 2006 - tax benefit of $78 million). Net of income tax expense of $269 million for the nine months ended July 31, 2007 (nine months ended July 31, 2006 - $174 million).
d Includes $448 million of after-tax gains for the three months ended July 31, 2007 (three months ended July 31, 2006 - $152 million of after-tax losses) arising from hedges of the Bank's investment in foreign operations. Includes $560 million of after-tax gains for the nine months ended July 31, 2007 (nine months ended July 31, 2006 - $370 million of after-tax gains) arising from hedges of the Bank's investment in foreign operations.
e Net of income tax benefit of $85 million and $155 million for the three and nine months ended July 31, 2007 respectively.
f Net of income tax expense of $7 million and $11 million for the three and nine months ended July 31, 2007 respectively.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 25

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Cash flows from (used in) operating activities
Net income	$1,103	$796	$2,903	$3,841
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	171	109	506	239
Restructuring costs	-	-	67	50
Depreciation	87	83	262	245
Amortization of other intangibles	131	126	361	379
Stock options	(6)	5	52	16
Dilution gain, net	-	-	-	(1,559)
Net securities gains	(94)	(113)	(266)	(218)
Net loss (gain) on securitizations (Note 5)	(29)	(19)	(113)	(70)
Equity in net income of an associated company	(69)	(51)	(199)	(86)
Non-controlling interests	13	52	87	136
Future income taxes	(263)	(46)	96	59
Changes in operating assets and liabilities:
Current income taxes payable	288	110	182	102
Interest receivable and payable	(534)	(165)	(397)	(200)
Trading securities	(3,736)	(3,924)	2,791	(7,958)
Unrealized (gains) losses and amounts receivable on derivative contracts	(1,951)	3,122	(1,675)	1,343
Unrealized losses and amounts payable on derivative contracts	(84)	(2,915)	(278)	(118)
Other	2,121	452	(1,120)	(3,086)
Net cash from (used in) operating activities	(2,852)	(2,378)	3,259	(6,885)
Cash flows from (used in) financing activities
Change in deposits	(2,426)	2,796	5,497	4,126
Securities sold under repurchase agreements	4,836	2,448	(2,497)	7,441
Securities sold short	1,481	(2,884)	(489)	(253)
Issue of subordinated notes and debentures	1,798	-	4,072	2,341
Repayment of subordinated notes and debentures	(874)	(800)	(874)	(950)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	(43)	21	(36)	1
Liability for preferred shares and capital trust securities	1	8	4	(1)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(86)	(54)	(57)	(51)
Common shares issued on exercise of options	79	13	132	93
Common shares (acquired) sold in Wholesale Banking	(2)	-	26	16
Repurchase of common shares	(29)	-	(29)	-
Dividends paid in cash on common shares	(359)	(221)	(1,046)	(629)
Premium paid on common shares repurchased	(207)	-	(207)	-
Issuance of preferred shares	-	-	-	425
Dividends paid on preferred shares	(2)	(6)	(15)	(17)
Net cash from financing activities	4,167	1,321	4,481	12,542
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(1,547)	59	(2,580)	1,509
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(19,809)	(27,093)	(90,371)	(92,457)
Proceeds from maturities	21,710	23,123	85,618	78,859
Proceeds from sales	1,099	3,388	8,108	15,603
Activity in lending activities:
Origination and acquisitions	(32,598)	(35,834)	(105,259)	(93,506)
Proceeds from maturities	24,964	30,424	82,577	81,740
Proceeds from sales	2,993	1,977	4,781	2,575
Proceeds from loan securitizations (Note 5)	2,383	1,149	8,714	4,466
Land, buildings and equipment	(6)	(91)	(224)	(399)
Securities purchased under reverse repurchase agreements	(471)	4,490	5,056	(1,471)
TD Banknorth share repurchase program	-	-	-	(290)
Acquisitions and dispositions less cash and cash equivalents acquired (Note 14)	-	(632)	(4,139)	(1,967)
Net cash from (used in) investing activities	(1,282)	960	(7,719)	(5,338)
Effect of exchange rate changes on cash and cash equivalents	(41)	9	(54)	(34)
Net (decrease) increase in cash and cash equivalents	(8)	(88)	(33)	285
Cash and cash equivalents at beginning of period	1,994	2,046	2,019	1,673
Cash and cash equivalents at end of period, represented by cash and due from banks	$1,986	$1,958	$1,986	$1,958
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$3,064	$2,512	$8,329	$6,813
Amount of income taxes paid during the period	101	75	774	678

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2006, except as described in Note 2 below. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2006 and the accompanying notes included on pages 71 to 113 of the Bank’s 2006 Annual Report. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS
The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The comparative Interim Consolidated Financial Statements have not been restated. With the adoption of these standards, the Bank’s accounting for financial instruments is now largely harmonized with U.S. generally accepted accounting principles for this area. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Financial Assets and Financial Liabilities
Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. Trading securities were accounted for at fair value. Investment securities were accounted for at cost or amortized cost, net of any adjustment for other-than-temporary impairment. Loans and receivables were accounted for at amortized cost using the effective interest rate method. All of the Bank’s financial liabilities, except those classified as trading and short positions in securities, were accounted for on an accrual basis.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below.  The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

Trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as trading. These instruments are accounted for at fair value with the change in the fair value recognized in trading income. Investments totalling $76.4 billion, previously disclosed as trading in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as trading on November 1, 2006.
On transition, retained interests with a carrying value of $216 million, previously accounted for at amortized cost, were reclassified to trading securities. Deposit liabilities totaling $35.5 billion were classified as trading on November 1, 2006.

Available-for-sale
Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Previously, such write-downs were to net realizable value. Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in net securities gains in other income. Investments totalling $34.8 billion, previously disclosed as “Investment Securities” in the audited Consolidated Financial Statements for the year ended October 31, 2006, were designated as available-for-sale on November 1, 2006. The change in accounting policy related to other-than-temporary impairment was not material.

Held-to-maturity
Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Investments totalling $10.1 billion were reclassified from investment securities to held-to-maturity securities on November 1, 2006. Bonds totalling $1.1 billion were reclassified from trading securities to held-to-maturity securities on November 1, 2006.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 27

Loans
Loans are accounted for at amortized cost using the effective interest rate method. This classification is consistent with the classification under the prior accounting standards.

Financial assets and financial liabilities designated as trading under the fair value option
Financial assets and financial liabilities, other than those classified as trading, are designated as trading under the fair value option if they are reliably measurable, meet one or more of the criteria set out below, and are so designated by the Bank. The Bank may designate financial assets and financial liabilities as trading when the designation:
(i)
eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or

(ii)
applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

   Financial instruments designated as trading under the fair value option are accounted for at fair value with the change in the fair value recognized in income from financial instruments designated as trading under the fair value option. Any interest or dividends earned from these financial instruments is recognized accordingly in interest income.
On November 1, 2006 the Bank designated $2 billion of financial assets as trading under the fair value option.

Determination of fair value
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e., the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.
A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

(b) Derivatives and Hedge Accounting

Embedded derivatives
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument except in the case of derivatives embedded in equity-linked deposit contracts within the scope of Accounting Guideline 17. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income. The change in accounting policy related to embedded derivatives was not material.

Hedge accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items.
Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Under the new standards, all derivatives are recorded at fair value. Non-trading derivatives are recorded in other assets or other liabilities. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged.
All gains and losses from changes in the fair value of derivatives held for trading are recognized in the statement of income. These gains and losses are reported in trading income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 28

Fair value hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the statement of income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the statement of income in other income.
If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the statement of income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the statement of income immediately. Upon adoption of the new standards, the Bank recorded a net increase in derivative liabilities designated as fair value hedges of $3 million, an increase of $14 million in loans and an increase of $11 million in deposits.

Cash flow hedges
The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income.
Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in other comprehensive income are transferred from other comprehensive income and included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income. Upon adoption of the new standards, the Bank recorded a net increase in derivative assets of $212 million designated as cash flow hedges and an increase of $212 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation or disposal of the investment in the foreign operation. The adoption of the new standards resulted in the reclassification of $918 million previously recorded in the foreign currency translation adjustment account to opening accumulated other comprehensive income.

(c) Comprehensive Income
Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Interim Consolidated Statement of Comprehensive Income.

The following table summarizes the adjustments required to adopt the new standards on November 1, 2006.

Transition Adjustments, net of income taxes
	Retained earnings		Accumulated other comprehensive income
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$ -	$ -	$440	$287
Classification of securities as trading	76	50	-	-
Designation of securities as trading under the fair value option	7	4	-	-
Reversal of transition balances deferred upon adoption of AcG-13	37	25	-	-
Cash flow hedges	-	-	212	139
Other	(4)	1	-	-
Total	$116	$80	$652	$426

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 29

DETERMINING VARIABLE INTEREST ENTITIES
In September 2006, the Emerging Issues Committee of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15, which provides additional guidance on how to analyze and consolidate variable interest entities. The guidance became effective February 1, 2007 for the Bank. The new guidance does not have a material effect on the financial position or earnings of the Bank.

There were no other changes in the Bank’s accounting policies during the nine months ended July 31, 2007.

Note 3: FUTURE CHANGES IN ACCOUNTING POLICIES

Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Bank intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
On June 1, 2007, the EIC issued EIC-166, Accounting Policy Choice for Transaction Costs, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading. The guidance is effective beginning November 1, 2007. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

Note 4: ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is recorded in the Consolidated Balance Sheet and maintained at a level which is considered adequate to absorb credit-related losses on loans, customers’ liability under acceptances and other credit instruments. The change in the Bank’s allowance for credit losses for the nine months ended July 31 is shown in the table below.

Allowance for Credit Losses					For the nine months ended
	July 31, 2007				July 31, 2006
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of year	$176	$1,141	$1,317	$155	$1,138	$1,293
Acquisitions of TD Banknorth (including Hudson and Interchange) and VFC	-	14	14	-	87	87
Provision for (reversal of) credit losses	478	28	506	301	(62)	239
Write-offs	(561)	-	(561)	(419)	-	(419)
Recoveries	108	-	108	96	-	96
Other[1]	10	(37)	(27)	12	(29)	(17)
Allowance for credit losses at end of period	$211	$1,146	$1,357	$145	$1,134	$1,279

1 Includes foreign exchange rate changes.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 30

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three and nine months ended July 31. In most cases, the Bank has retained  responsibility for servicing the assets securitized.

New Securitization Activity
						For the three months ended
	July 31, 2007					July 31, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$2,178	$1,882	$800	$237	$5,097	$1,576	$848	$800	$134	$3,358
Retained interests	45	29	8	-	82	20	9	13	7	49
Cash flows received on retained interests	55	25	14	1	95	40	18	36	-	94

New Securitization Activity
						For the nine months ended
	July 31, 2007					July 31, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$7,601	$5,806	$2,400	$455	$16,262	$4,657	$2,296	$3,400	$424	$10,777
Retained interests	167	84	23	-	274	62	19	58	7	146
Cash flows received on retained interests	145	78	46	2	271	104	43	128	1	276

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and nine months ended July 31.

Securitization Gains and Income on Retained Interests
						For the three months ended
	July 31, 2007					July 31, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain (loss) on sale[1]	$(8)	$28	$7	$2	$29	$(5)	$9	$13	$2	$19
Income on retained interests	30	6	21	-	57	26	11	29	-	66
Total	$22	$34	$28	$2	$86	$21	$20	$42	$2	$85

Securitization Gains and Income on Retained Interests
						For the nine months ended
	July 31, 2007					July 31, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain (loss) on sale[1]	$3	$85	$21	$4	$113	$(7)	$19	$56	$2	$70
Income on retained interests	107	27	70	-	204	81	23	73	2	179
Total	$110	$112	$91	$4	$317	$74	$42	$129	$4	$249

1 For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interests are as follows:

Key Assumptions
				2007				2006
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	6.4%	43.0%	8.9%	20.0%	6.0%	44.2%	8.5%
Excess spread[2]	0.7	1.1	7.1	1.0	0.6	1.1	12.6	0.8
Discount rate	6.5	6.2	6.4	10.0	5.6	4.1	5.5	5.7
Expected credit losses[3]	-	-	2.2	0.1	-	-	2.4	0.1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 31

During the three months ended July 31, 2007, there were maturities of previously securitized loans and receivables of $2,682 million (three months ended July 31, 2006 - $2,209 million). Proceeds from new securitizations were $2,383 million for the three months ended July 31, 2007 (three months ended July 31, 2006 - $1,149 million). During the nine months ended July 31, 2007, there were maturities of previously securitized loans and receivables of $7,415 million (nine months ended July 31, 2006 - $6,311 million). Proceeds from new securitizations were $8,714 million for the nine months ended July 31, 2007 (nine months ended July 31, 2006 - $4,466 million).

Note 6: SUBORDINATED NOTES, DEBENTURES AND NON-CONTROLLING INTERESTS

Subordinated Notes and Debentures
On December 14, 2006, the Bank issued subordinated reset medium-term notes of $2.25 billion pursuant to its medium-term note program. The notes pay a coupon of 4.779% until December 14, 2016, and then reset every five years to the 5-year Government of Canada yield plus 1.74% thereafter until maturity on December 14, 2105. The notes are redeemable at the Bank's option at par on December 14, 2016. The Bank has included the issue as Tier 2A regulatory capital.
    On July 20, 2007, the Bank issued subordinated reset medium-term notes of $1.8 billion pursuant to its medium-term note program. The notes pay a coupon of 5.763% until December 18, 2017, and then reset every five years to the 5-year Government of Canada yield plus 1.99% thereafter until maturity on December 18, 2106. The notes are redeemable at the Bank's option at par on December 18, 2017. The Bank has included the issue as Tier 2A regulatory capital.
    On July 26, 2007, the Bank announced its intention to redeem on September 4, 2007, all of its outstanding $550 million 5.20% subordinated debentures due September 4, 2012, at a redemption price of 100% of the principal amount. The debentures qualify as Tier 2B regulatory capital.
    On June 29, 2007 and July 31, 2007, TD Banknorth redeemed a total of US$337 million and US$5 million, respectively, of junior subordinated debentures which qualified as Tier 2B regulatory capital of the Bank.
    On July 31, 2007, the Bank redeemed all of its outstanding $500 million 6.55% subordinated debentures due July 31, 2012 at a redemption price of 100% of the principal amount. The debentures had qualified as Tier 2B regulatory capital.

Non-Controlling Interests
On May 17, 2007, a subsidiary of TD Banknorth issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are as follows:

Liabilities
(millions of Canadian dollars)	July 31, 2007	Oct. 31, 2006
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	349	344
Total preferred shares	899	894
Capital Trust Securities[1]
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009	899	900
Total Capital Trust Securities	899	900
Total preferred shares and Capital Trust Securities	$1,798	$1,794

1 TD Capital Trust II Securities - Series 2012-1 are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million issued by Trust II is considered as part of the Bank’s available capital.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 32

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
			For the nine months ended
		July 31, 2007		July 31, 2006
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	717.4	$6,334	711.8	$5,872
Issued on exercise of options	2.9	132	2.6	93
Issued as a result of dividend reinvestment plan	0.9	62	5.0	302
Impact of shares (acquired) sold in Wholesale Banking	0.3	26	0.3	16
Issued on the acquisition of VFC	-	-	1.1	70
Purchased for cancellation	(3.2)	(29)	-	-
Balance at end of period - common	718.3	$6,525	720.8	$6,353
Preferred (Class A - Series O):
Balance at beginning of period	17.0	$425	-	$-
Issued during the period	-	-	17.0	425
Balance at end of period - preferred	17.0	$425	17.0	$425

Normal Course Issuer Bid
On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank’s outstanding common shares as at December 13, 2006. During the three months ended July 31, 2007, the Bank purchased 3.2 million common shares at a cost of $236.1 million.  No shares were purchased in the first two quarters of the fiscal year.
  The Bank repurchased four million common shares at a cost of $264 million under its previous normal course issuer bid which commenced on September 18, 2006 and was completed in October 2006.

Note 9: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three and nine months ended July 31.

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
TD Bank	$5	$5	$14	$16
TD Banknorth	2	2	6	6

During the three months ended July 31, 2007 and July 31, 2006 no options were granted by TD Bank. On closing of the going-private transaction on April 20, 2007, described in Note 14, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange. During the three months ended July 31, 2006, 0.03 million options were granted by TD Banknorth with a weighted average fair value of $5.61 per option.
  During the nine months ended July 31, 2007, 1.5 million (nine months ended July 31, 2006 - 1.9 million) options were granted by TD Bank with a weighted average fair value of $11.46 per option (nine months ended July 31, 2006 - $11.27 per option). During the nine months ended July 31, 2007, 0.03 million (nine months ended July 31, 2006 - 2.3 million) options were granted by TD Banknorth with a weighted-average fair value of $5.83 per option (nine months ended July 31, 2006 - $5.77 per option).

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 33

The fair value of the options granted were estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

	For the nine months ended
TD Bank	July 31 2007	July 31 2006
Risk-free interest rate	3.90%	3.91%
Expected option life	5.2 years	5.1 years
Expected volatility	19.5%	21.9%
Expected dividend yield	2.92%	2.88%

	For the nine months ended
TD Banknorth	July 31 2007	July 31 2006
Risk-free interest rate	4.45%	4.46%
Expected option life	6 years	7.5 years
Expected volatility	15.07%	15.08%
Expected dividend yield	2.98%	2.78%

As a result of the TD Banknorth privatization, 7.7 million TD Banknorth stock options were converted into 4.1 million TD Bank stock options based on their intrinsic value on the exchange date. The fair value of the converted options that were vested was $52 million on the exchange date, which was recorded in contributed surplus and was part of the purchase consideration.
  TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the exchange date. These were part of the purchase consideration.

Note 10: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$16	$18	$49	$54
Interest cost on projected benefit obligation	28	27	84	79
Actual return on plan assets	(38)	21	(232)	(108)
Plan amendments	-	-	7	7
Adjustments to recognize the long-term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	4	(53)	130	12
Actuarial losses[2]	3	6	8	16
Plan amendments[3]	2	2	(1)	(1)
Total	$15	$21	45	$59

1 For the three months ended July 31, 2007, includes expected return on plan assets of $34 million (three months ended July 31, 2006 - $32 million) less actual return on plan assets of $38 million (three months ended July 31, 2006 - $(21) million). For the nine months ended July 31, 2007, includes expected return on plan assets of $102 million (nine months ended July 31, 2006 - $96 million) less actual return on plan assets of $232 million (nine months ended July 31, 2006 - $108 million).
2 For the three months ended July 31, 2007, includes loss recognized of $3 million (three months ended July 31, 2006 - $6 million) less actuarial losses on projected benefit obligation of nil (three months ended July 31, 2006 - nil). For the nine months ended July 31, 2007, includes loss recognized of $8 million (nine months ended July 31, 2006 - $16 million) less actuarial losses on projected benefit obligation of nil (nine months ended July 31, 2006 - nil).
3 For the three months ended July 31, 2007, includes amortization of costs for plan amendments of $2 million (three months ended July 31, 2006 - $2 million) less actual cost amendments of nil (three months ended July 31, 2006 - nil). For the nine months ended July 31, 2007, includes amortization of costs for plan amendments of $6 million (nine months ended July 31, 2006 - $6 million) less actual cost amendments of $7 million (nine months ended July 31, 2006 - $7 million).

Other Pension Plans’ Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
CT defined benefit pension plan	$1	$2	$3	$4
TD Banknorth defined benefit pension plans	1	2	3	6
Supplemental employee retirement plans	8	9	25	25
Total	$10	$13	$31	$35

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 34

Principal Non-Pension Post-Retirement Benefit Plans Expense
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$3	$3	$9	$9
Interest cost on projected benefit obligation	5	5	16	15
Plan amendments	-	-	-	(65)

Adjustments to recognize the long-term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	1	2	4	6
Plan amendments	(1)	(1)	(4)	61
Total	$8	$9	$25	$26

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans were as follows:

Pension Plan Contributions
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Principal pension plan	$37	$16	$69	$46
CT defined benefit pension plan	1	1	3	2
TD Banknorth defined benefit pension plans	-	-	47	33
Supplemental employee retirement plans	3	2	9	6
Non-pension post-retirement benefit plans	2	2	6	6
Total	$43	$21	$134	$93

As at July 31, 2007, the Bank expects to contribute an additional $15 million to its principal pension plan, nil to its CT defined benefit pension plan, $46 million to its TD Banknorth defined benefit pension plans, $3 million to its supplemental employee retirement plans and $2 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 11: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at July 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Basic Earnings per Share
Net income available to common shares ($ millions)	$1,101	$790	$2,888	$3,824
Average number of common shares outstanding (millions)	719.5	719.1	719.0	715.8
Basic earnings per share ($)	$1.53	$1.10	$4.02	$5.34
Diluted Earnings per Share
Net income available to common shares ($ millions)	$1,101	$790	$2,888	$3,824
Average number of common shares outstanding (millions)	719.5	719.1	719.0	715.8
Stock options potentially exercisable as determined under the treasury stock method[1]	7.4	5.6	6.9	6.3
Average number of common shares outstanding - diluted (millions)	726.9	724.7	725.9	722.1
Diluted earnings per share ($)	$1.51	$1.09	$3.98	$5.30

1 For the nine months ended July 31, 2007, the computation of diluted earnings per common share excluded weighted-average options outstanding of 116 (nine months ended July 31, 2006 - 953 thousand) with a weighted-exercise price of $68.40 (nine months ended July 31, 2006 - $60.02) as the options’ price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 35

Note 12: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and nine months ended July 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the three months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	$1,388	$1,260	$80	$68	$338	$342	$218	$127	$(241)	$(174)	$1,783	$1,623
Other income	713	669	507	424	145	142	474	456	29	(26)	1,868	1,665
Total revenue	2,101	1,929	587	492	483	484	692	583	(212)	(200)	3,651	3,288
Provision for (reversal of) credit losses	151	104	-	-	33	10	8	15	(21)	(20)	171	109
Non-interest expenses	1,050	1,039	395	344	275	284	326	303	139	177	2,185	2,147
Dilution gain (loss), net	-	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before provision for (benefit of) income taxes	900	786	192	148	175	190	358	265	(330)	(357)	1,295	1,032
Provision for (benefit of) income taxes	303	262	66	51	57	65	105	86	(283)	(229)	248	235
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	9	57	-	-	4	(5)	13	52
Equity in net income of an associated company, net of income taxes	-	-	59	55	-	-	-	-	10	(4)	69	51
Net income (loss)	$597	$524	$185	$152	$109	$68	$253	$179	$(41)	$(127)	$1,103	$796
Total assets (billions of Canadian dollars)
- balance sheet	$146.8	$140.7	$14.7	$12.4	$61.2	$43.8	$162.7	$160.1	$18.5	$28.8	$403.9	$385.8
- securitized	47.6	37.3	-	-	-	-	-	-	(15.9)	(12.1)	31.7	25.2

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the nine months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	$3,993	$3,584	$235	$308	$1,030	$953	$565	$341	$(707)	$(529)	$5,116	$4,657
Other income	2,104	1,920	1,497	1,448	443	349	1,404	1,437	81	(1)	5,529	5,153
Total revenue	6,097	5,504	1,732	1,756	1,473	1,302	1,969	1,778	(626)	(530)	10,645	9,810
Provision for (reversal of) credit losses	432	281	-	-	85	25	44	55	(55)	(122)	506	239
Non-interest expenses	3,142	3,018	1,152	1,218	958	793	987	1,019	409	492	6,648	6,540
Dilution gain, net	-	-	-	-	-	-	-	-	-	1,559	-	1,559
Income (loss) before provision for (benefit of) income taxes	2,523	2,205	580	538	430	484	938	704	(980)	659	3,491	4,590
Provision for (benefit of) income taxes	842	740	198	190	143	167	271	221	(754)	(619)	700	699
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	91	144	-	-	(4)	(8)	87	136
Equity in net income of an associated company, net of income taxes	-	-	186	94	-	-	-	-	13	(8)	199	86
Net income (loss)	$1,681	$1,465	568	$442	196	$173	$667	$483	$(209)	$1,278	$2,903	$3,841

1 Commencing May 1, 2007, the results of TD Bank U.S.A. Inc. (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.
2 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 36

Note 13: DERIVATIVES

Hedge accounting results for the three and nine months ended July 31, 2007 are as follows:

Hedge Accounting Results
	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(millions of Canadian dollars)	2007	2006	2007	2006
Fair value hedges
Gain arising from hedge ineffectiveness	$4.9	$-	$4.7	$-
Cash flow hedges
(Loss) / Gain arising from hedge ineffectiveness	$(0.9)	$-	$2.6	$-

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Consolidated Statement of Income and are not significant for the three and nine months ended July 31, 2007.
  During the three and nine months ended July 31, 2007, there were no firm commitments that no longer qualified as hedges.
  Over the next 12 months, the Bank expects an estimated $67 million in net losses reported in other comprehensive income as at July 31, 2007 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 18 years. During the three and nine months ended July 31, 2007, there were no forecasted transactions that failed to occur.

Note 14: ACQUISITIONS AND DISPOSITIONS

(a) TD Banknorth
Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange Financial Services Corporation (Interchange) on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank’s Interim Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's results for the three months ended June 30, 2007 have been included in the Bank’s results for the three months ended July 31, 2007.

Going-private transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. The allocation of the purchase price is subject to finalization.
In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis. However, $43 million before-tax restructuring, privatization and merger-related costs incurred in April 2007 were included in the Bank’s results for the three months ended April 30, 2007 because in aggregate they represent material TD Banknorth events for the period ended April 30, 2007.
   As disclosed in the definitive proxy statement of TD Banknorth dated March 16, 2007 with respect to the transaction, the Bank and TD Banknorth had entered into a memorandum of understanding providing for the proposed settlement of the six lawsuits comprising the action In re TD Banknorth Shareholders Litigation, C.A. No. 2557-NC (Del. Ch., New Castle County). Among other things, the proposed settlement provided for the establishment by the Bank of a settlement fund in an aggregate amount of approximately $2.95 million. The proposed settlement was subject to a number of conditions, including final approval by the Delaware Court of Chancery. On July 19, 2007, the Delaware Court of Chancery disapproved the proposed settlement. Accordingly, the settlement will not be completed and former stockholders of TD Banknorth will not receive the proposed settlement amount of approximately US$0.03 per share. Completion of the transaction, which occurred on April 20, 2007, is not affected by the decision of the court. The Bank continues to believe that these lawsuits are without merit and will defend them vigorously.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 37

(b) TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate of 32 million shares. As a result of TD Ameritrade’s share repurchase activity, the Bank’s direct ownership position in TD Ameritrade increased above the ownership cap of 39.9% under the Stockholders Agreement. In accordance with the Bank’s previously announced intention, the Bank sold three million shares of TD Ameritrade during the three months ended July 31, 2007 to bring its direct ownership position as at July 31, 2007 to 39.9%, from 40.3% as at April 30, 2007. The Bank recognized a gain of $6 million on this sale.
   Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in these Interim Consolidated Financial Statements, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the period ended June 30, 2007.

Note 15: TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES

As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA during the three months ended April 30, 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson and Interchange with TD Banknorth. In the Interim Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.

Note 16: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2006, the Bank settled the bankruptcy court claims in this matter for approximately $145 million (US$130 million). As at July 31, 2007, the total contingent litigation reserve for Enron-related claims was approximately $441 million (US$413 million). It is possible that additional reserves above the current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation.
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Note 17: ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) includes the after-tax change in unrealized gains and losses on available-for-sale securities, cash flow hedging activities and foreign currency translation adjustments.

Accumulated Other Comprehensive Income, net of income taxes
(millions of Canadian dollars)	As at July 31, 2007
Unrealized gain on available-for-sale securities, net of cash flow hedges	$175
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(1,469)
Losses on derivatives designated as cash flow hedges	(149)
Accumulated other comprehensive income balance as at July 31, 2007	$(1,443)

TD BANK FINANCIAL GROUP • THIRD QUARTER 2007 REPORT TO SHAREHOLDERS	Page 38

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

Designation of Eligible Dividends
The Toronto-Dominion Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending October 31, 2007 and all future dividends will be eligible dividends unless indicated otherwise.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full quarterly report and a presentation to investors and analysts (available on August 23, 2007) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from August 23, 2007 until September 23, 2007.
Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21240750 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on August 23, 2007 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com/investor. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

Annual Meeting
Thursday, April 3, 2008
Hyatt Regency Calgary
Calgary, Alberta